Annual Shareholder Meeting Results

PIMCO High Income Fund held their annual meetings of shareholders on April 28, 2017. Shareholders voted as indicated below:

PIMCO High Income Fund

Re election of Bradford K. Gallagher Class II to serve until the annual meeting held during the 2019 2020 fiscal year
                        Withheld
Affirmative             Authority
103,373,109             5,079,265

Re election of Craig A. Dawson Class II to serve until the annual meeting held during the 2019 2020 fiscal year
103,472,112             4,980,262

Re election of James A. Jacobson Class II to serve until the annual meeting held during the 2019 2020 fiscal year
2,838                   267

The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. Hans W. Kertess, John C. Maney, William B. Ogden, IV and Alan Rappaport continued to serve as Trustees of the Fund.